

September 24, 2012

<u>Via E-mail</u>
Peter Hoffman
Chief Executive Officer
Seven Arts Entertainment Inc.
8439 Sunset Boulevard, Suite 402
West Hollywood, CA 90069

> **Re: Seven Arts Entertainment Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed September 11, 2012**
> **File No. 001-34250**

Dear Mr. Hoffman:

We have reviewed your responses to the comments in our letter dated September 5, 2012 and have the following additional comments.

<u>General</u>

1. We note your response to our prior comment 1; however, it appears that you do not meet the requirements of Rule 8-08(b)(2) of Regulation S-X. Please update your financial statements accordingly or provide a detailed explanation supporting your belief that updating is not required.

2. Please mark your notice letter and proxy card as "Preliminary Copies" in accordance with Rule 14a-6(e)(1).

3. Please revise to unbundle Proposal No. 1 as it currently includes at least three separate matters. Refer to Rule 14a-4(a)(3).

4. We note the September 13, 2012 press release indicating that the company's common stock is no longer traded on The NASDAQ Capital Market. Please revise the preliminary proxy statement to reflect this fact, as necessary or appropriate.

5. In order to avoid potential confusion, please consider leaving the meeting date blank throughout the preliminary proxy statement until such time as a definitive meeting date has been determined.

Proposal No. 1, page 6

6. We note your response to our prior comment 2 and reissue because you did not revise the preliminary proxy in response to our comment. We note that you recently completed a 1 for 70 reverse stock split. Please revise here, and elsewhere in the proxy statement as appropriate, to discuss the specifics of the split, including the reason for the split and whether and to what extent it was previously approved by stockholders. Please also disclose the number of shares of common stock outstanding after the consummation of the split.

7. We note that as part of Proposal No. 1 you propose to authorize the Board of Directors to increase or decrease the number of shares of common stock of the company. Please provide us with analysis under Nevada law that this proposal is valid without inclusion of the minimum or maximum number of authorized shares of common stock by which the Board can increase or decrease the number of shares. To the extent such a proposal is valid, please also discuss the impact that such increase or decrease could have on your shareholders. Please also discuss the purpose of providing the Board with the authority to decrease the number of shares.

8. It appears that you are revising Article III of your Articles of Incorporation to increase the number of authorized shares from 35,667,839 to 250,000,000. To the extent your shareholders are approving this increase, please include a separate proposal to that effect. Otherwise, please explain the authority under which this increase is being accomplished and revise the discussion in this section to explain the nature and purpose of the increase.

Proposal No. 4, Authorize the Board of Directors to Issue up to 125,125 Shares, page 14

9. Please revise the heading of the proposal to state that the proposal is to authorize the Board of Directors to issue shares of common stock at a price per share less than the greater of a share's book value or market value at the time of issuance.

Proposal 7. To Authorize the Board of Directors to Issue up to 714 Shares of Common Stock, page 18

10. We note that on page 2 you state that Proposal No. 7 is for "Issuance Of Up To 5,000,000 Shares Of [Your] Common Stock." In this section, however, you state that the proposal is to issue up to 714 shares of common stock. Please revise for consistency throughout the filing.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>via e-mail</u>
        Randy Katz, Esq.
        Baker & Hostetler LLP